CONSULTING  AGREEMENT

This Consulting Agreement (the "Agreement") is entered into and effective the 24th day of August, 2020 (the "Effective Date") by and between GATC Health Corp, a Wyoming corporation (the "Company") and Jeff Moses (the "Consultant"). Each of the Company and the Consultant are also referred to as a "Party," and collectively as the "Parties."

RECITALS

WHEREAS, the Company is engaged in the business of genetic testing and analysis, artificial intelligence applied thereto, and wellness recommendations (the "Business")

WHEREAS, the Company desires to engage Consultant to provide certain services related to the development and operation of the Business; and

WHEREAS, Consultant desires to render such services pursuant to the terms of this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Consulting Services. The Company hereby retains Consultant to provide the consulting services as set forth in this Agreement (the "Services). "Services" means executive tasks, marketing and business development, as determined from time to time in the Company' s sole discretion. As part of the Services, Consultant will be President and Chief Marketing Officer, or such office as may be mutually agreed upon. During the term of this Agreement, Consultant shall report directly to the Board of Directors of the Company. The Consultant shall perform the Services to the best of its ability and to a standard of a reasonable professionalism within the industry of the Services to be provided. The Consultant shall devote the required time to the completion of the Services for the Company. It shall be a material term of this Agreement that the Consultant shall complete the Services within the time period as agreed to by the Parties.

Section 2.

Conflicts. The Consultant shall not be restricted in offering its services to other individuals or businesses while the Services are being offered, unless doing so would be in conflict with the interests of the Company.

Section 3. Term of Agreement. The Services will commence as of the date first written above, and will continue until either party terminates this Agreement or it terminates by operation of law.

Section 4. Compensation. The Company shall pay to the Consultant at a rate of $3,000 per month, commencing for the month beginning September 1, 2020. The Consultant will have the opportunity to participate in any employee stock or other benefit program offered by the Company from time to time.

Section 5. Self Employment Income. This Agreement shall not constitute an employer employee relationship. It is the intention of each party that Consultant shall be an independent contractor and not an employee of Company. In that regard, and in accordance with California Labor Code Section 2750.3, it is understood and acknowledged that while the Company is engaged in developing and commercially exploiting technology related to the human genome, the Consultant is in a different business of providing management services to companies, and that the time and place of the performance of his duties under this Agreement shall be under the discretion of Consultant. All compensation paid to Consultant hereunder shall constitute earnings to Consultant from self-employment income. Company shall not withhold any amounts therefrom as federal or state income tax withholding from wages or as employee contributions under the Federal Insurance Contributions Act (Social Security) or any similar federal or state law applicable to employers and employees.

Section 6.

Expenses. The Company shall agree to pay for Consultant's expenses incurred while working for the Company; provided however, that such expenses shall be first approved by the Company

Section 7.

Arbitration. In the event of any controversy under this Agreement or any other controversy arising between the Company and Consultant, such dispute shall be settled by arbitration in Orange County before JAMS. In such arbitration, if requested by either Party, the arbitrator shall be required to provide a reasoned decision in writing. Judgment upon the award may be entered in any court having jurisdiction thereof. If Consultant is a resident in the State of California, Consultant may opt out of this Section 5 by crossing it out without any negative impact on the Company's decision to engage him.

Section 8.

Indemnification. The Company agrees to indemnify Consultant in his capacity as an officer and/or director to the fullest extent permitted by the Wyoming Business Corporation Act, and shall use its best efforts to obtain directors and officers liability insurance at such time as it may be economically feasible.

Section 9.

Confidentiality and Other Provisions. The Consultant and the Company will also execute the Company's standard confidentiality and non-compete agreement nunc pro tune, which is incorporated herein by reference.

Section 10. Termination by Company or Consultant. The Company or the Consultant may terminate this Agreement (the "Terminating Party") at any time in the event that either of the Parties breaches any part ofthis Agreement (the "Breaching Party"), so long as prior written notice is given by the Terminating Party and the breach is not remedied by the Breaching Party within 30 business days, defined as any day that is not a Saturday, Sunday or statutory holiday in the jurisdiction set forth at Section 12 herein. The Company may terminate this Agreement at any time for convenience upon 10 business days' prior written notice to the other party.

Section 11. Assignment. This Agreement shall be to the benefit of, and binding upon,

the successors and permitted assigns of the Company and the Consultant. The Consultant may not assign its rights or obligations under this Agreement without the prior written consent of the Company.

Section 12. Miscellaneous. This Agreement may only be amended by a writing signed by both parties. Each of the paragraphs contained in this Agreement is intended to be distinct and severable and a declaration of invalidity, illegality or unenforceability of any provision or part by a court of competent jurisdiction shall not affect the validity or enforceability of any other paragraph of this Agreement. Any notice to be made or given under this Agreement shall be given in writing and may be made by personal delivery or by electronic mail. Notice given by personal delivery shall be deemed to have been given on the day of delivery, and if given by electronic mail, upon transmission of the notice. This Agreement shall be governed by and constructed in accordance with the local laws of Wyoming and the federal laws applicable therein.

IN WITNESS WHEREOF, intending to be bound thereby, the parties have executed this Agreement effective as of the date first above written.

GATC HEALTH CORP.

CONSULTANT

/s/John Stroh

/s/ Jeff Moses

John Stroh, Interim CEO

Jeff Moses